Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada

February 8, 2013

Via E-mail

Ms. Mara Ransom
Assistant Director
Securities and Exchange Commission
100 F Street NW
Washington, D.C.  20549

Re:	Kallo Inc.
Registration Statement on Form S-1
Filed October 24, 2012; File No. 333-184572
Form 10-K for the fiscal year ended December 31, 2011
Filed April 18, 2012; File No. 000-53183

Dear Ms. Ransom:

            In response to your letter of comments dated November 21, 2012, please be advised as follows:

General

1.
We note that you did not file a current report on Form 8-K upon the execution of the investment agreement under the proper item requirement.  You must file a current report on Form 8-K within four business days after the sale of equity securities in an unregistered transaction, pursuant to Item 3.02 of Form 8-K.  See General Instruction B.1 to Form 8-K.  Please consider re-filing the required Form 8-K or tell us why you believe it is not necessary.

RESPONSE:    No shares have been delivered to Kodiak to date.  2,000,000 shares have been issued in Kodiak’s name, but not delivered.  The 50,000,000 shares will be delivered per the agreement with Kodiak.  Accordingly Form 8-K need not be filed.  Such filing would be premature.

2.
Please add a section to your prospectus that describes the material provisions of the Investment Agreement and the equity line of credit.  In this regard, include a description of all fees paid to Kodiak Capital Group LLC by you, including the “commitment shares” and why such shares were issued and why, according to your Form 8-K disclosure, they were held in trust.

RESPONSE:    The following section has been added to the prospectus:

There are no fees payable to Kodiak Capital Group, LLC in this transaction other than the commitment shares of 2,000,000 common shares issued and held in trust to mitigate any risk in the event of non-performance of Kodiak Capital Group.

The Company agrees to issue to Kodiak Capital Group, LLC 2,000,000 shares of newly issued restricted Stock upon the execution of this term sheet. All shares will be held in escrow and are due upon either of the following conditions:

-           Company fails to exercise a Put Notice within 30 business days of Effective Date.
-           Company fails to have a registration statement of the Stock declared effective by the SEC by May 1st, 2013.
-           Kodiak Capital Group, LLC purchases all, or a portion of, the Facility Amount exercised by the Company.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 2

3.	Please disclose any past transactions with Kodiak Capital Group LLC or any of its affiliates and the impact of those transactions on the market price of your stock.

RESPONSE:    The following section has been added to the prospectus:

We have not done any transactions with Kodiak Capital Group or its affiliates. In May 2010 we had entered into a similar agreement with Kodiak Capital group which was cancelled and withdrawn by us in April 2011 and no transaction took place to cause any impact on the market price of our stock.

4.
Please also include a discussion of the likelihood that you will ever receive or need the full amount proceeds under the equity line.  If you are unlikely to receive the full amount, particularly considering the 6-month termination provision, you should explain why the parties chose $2,000,000 as the amount of the equity line.

RESPONSE:    The following section has been added to the prospectus:

Analysis of our business acquisition and operations cost indicate a reasonable requirement of USD $2,000,000.00 or less.  Based on market response to our products, services, and technologies, it is management’s opinion that we will not require additional funding. Management discussed and decided on the 6 month termination provision, anticipating that the Company would draw the $2,000,000.00 line of credit in one or more installments within 5 months.

5.
You state on page 27 that you are developing a clinical-care globalization technology product, which would capitalize on the medical tourism industry actively promoted by several countries, including Cuba.  Cuba is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls.  Please describe to us the nature and extent of any existing or anticipated contacts with Cuba, whether through direct or indirect arrangements.  Your response should clarify whether you have engaged, or intend to engage, in Cuba-related business activities, and should describe any such activities.  Describe any negotiations you have had with Cuba; any products, technology, or service you have provided or intend to provide, directly or indirectly, to Cuba; and any agreements, arrangements, or other contacts you have had or anticipate having with the government of Cuba or entities it controls.

RESPONSE:    The following section has been added to the prospectus:

We have not had any direct or indirect contact with Cuba, and have not sold or developed any products specifically for Cuba. The reference to Cuba was a generalization.  Many countries are promoting Medical tourism; however, we do not intend to work with all of them. We do not intend to engage in any Cuba related business. Furthermore to a greater certainty we would like to confirm that we do not have any negotiations with Cuba; and we do not intend to provide any products, technology, or service either, directly or indirectly, to Cuba; and we do not have any agreements, arrangements, or other contacts with the government of Cuba or entities it controls.

6.
Please discuss for us the materiality of contacts with Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

RESPONSE:    Since we do not have any negotiations with Cuba; and we do not intend to provide any products, technology, or service either, directly or indirectly, to Cuba; and we do not have any agreements, arrangements, or other contacts with the government of Cuba or entities it controls. There is no material investment risk for our security holders.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 3

Prospectus Cover Page

7.	Please revise to provide the date of the prospectus as required by Item 501(b)(9) and the legend required by Item 501(b)(10) of Regulation S-K.

RESPONSE:    The date has been provided.  The legend mentioned in Item 501(b)(10) of Regulation S-K has not been included because we do not intend to use the prospectus prior to the effective date of the registration statement.

About the Offering, page 6

8.
Please add a disclosure to this section that briefly summarizes the potential negative impact and limits of the equity line of credit.  In this regard, you should summarize the potential dilutive effect, the potential change in control impact, the potential impact on your liquidity, and limits of your ability to make draws under the agreement.

RESPONSE:    The following sections have been added to the prospectus:

Negative Impact and Limits on Equity Line of Credit

The resale of shares of Kodiak will have a dilutive effect upon existing shareholders and cause the control of the Company to change as a result of the number of shares being issued.  Further, by causing up to 50,000,000 shares of common stock to be ingested into the current market, there could be increased difficulty in liquidating existing ownership positions in our shares of common stock.  If Kodiak does not purchase any shares put to it, we will not receive any funds from this offering.

Capital Requirements

All equity offerings are dilutive except that in this case Kallo controls the dilution.  Kodiak Capital cannot own more than 4.9%, of the total outstanding shares. This increases liquidity of shares outstanding.  There are no limits on our ability to make draws under this agreement, except for the limitation on Kodiak not owning more than 4.9% and that the line of credit expires after 12-months or after $2,000,000.00 has been drawn.

Our business, page 7

9.
The description of the Rophe acquisition in the first paragraph on page 8 does not reflect the amended terms of the acquisition agreement described in Note 8 to your audited financial statements.  Please revise your disclosure to reflect the terms of the amended agreement.

RESPONSE:    The description of the Rophe acquisition has been added to the prospectus:

On December 11, 2009, an agreement was entered into by the Company to acquire 100% of the issued and outstanding shares of Rophe Medical Technologies Inc. (“Rophe”) for cash consideration of $1,200,000 and 3,000,000 of the Company’s common shares valued at $0.122 per share for total purchase price of $1,565,000 (the “Rophe Acquisition”). The $1,200,000 was initially payable as follows: $50,000 within 30 days of the date of the agreement; $200,000 on March 31, 2010; $250,000 on April 30, 2010; $233,333 on launch of Project 1; $233,333 on launch of Project 2; and, $233,334 on launch of Project 3. This transaction was closed on December 31, 2009.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 4

Subsequently, the Rophe Acquisition payment terms were amended and 3,000,000 additional shares of restricted common stock were issued in 2009 as payment for $400,000 with the remaining cash consideration as follows: $35,000 by March 5, 2010, $65,000 by March 31, 2010, $233,333 on launch of Project 1; $233,333 on launch of Project 2; and, $233,334 on launch of Project 3. As at December 31, 2011, there is a payable in the amount of $56,502. The 3,000,000 shares were considered issued as at the closing date of the acquisition and the total of 6,000,000 shares issued for the Rophe acquisition are restricted.

The total recorded acquisition price of $865,000 was allocated to the copyrights obtained in the acquisition as they were the only significant assets of Rophe, which did not have any operations. The Company has not recorded the remaining contingent payment of $700,000 due to the uncertainty of the launch of Projects 1, 2 and 3.

The Offering, page 9

10.
We note your disclosure that the offering represents 13.4% of your outstanding common stock.  However, on page 14 you state that Kodiak would own 15.5% of the common stock after the offering.  Please explain to us how you calculated both percentages.  In this regard, we note that you state on page 10 that you had 143,282,976 shares outstanding but here you state that you will have up to 373,739,203 shares outstanding after the offering; please revise to clarify.

RESPONSE:    The registration statement has been revised to reflect that there will be 341,345,536 shares of common stock outstanding upon completion of the offering and 52,000,000 shares of common stock will be resold by Kodiak Capital which would represent 15.23% of our outstanding common stock.

11.
As a related matter, we also note the current report on Form 8-K you filed on September 24, 2012, which reflects additional issuances of shares to various parties.  Please tell us why these issuances have not been reflected in the selling stockholder and beneficial ownership tables that appear on pages 14 and 38, respectively, and in the narratives that appear on pages 22, 41 and 77.  Please revise as applicable.

RESPONSE:    We have revised the selling stockholder and beneficial ownership tables and narratives that appear in the prospectus to reflect the additional shares that have been issued since September 10, 2012.

12.
We note that you are registering 50,000,000 shares of common stock at this time.  Please also disclose the current number of shares that Kodiak Capital Group LLC could sell based on the current market price ignoring the 4.9% cap.

RESPONSE:    Kodiak Capital Group LLC currently cannot sell any shares language deleted. The 2,000,000 commitment shares issued to them are held in escrow as per the term sheet executed between Kallo and Kodiak Capital.

13.
We also note that the amount of common stock you are registering relates to the number of shares to be issued, which is based upon a discount to the market price of the common shares.  Accordingly, please confirm to us as follows:

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 5

•	You have registered a good faith estimate of the number of shares you may issue under the investment agreement and tell us how you arrived at this amount;

RESPONSE:    As per Kallo’s current private placement ratified by board meeting dated September 17, 2012, common shares are offered privately at $.05 per share. Considering a 20% discount on this price, and the $2,000,000.00 capital raise, the number of shares required are 50,000,000.

•	You will not rely on Rule 416 if the market price of the common shares results in you having insufficient shares; and

RESPONSE:    Yes.

•
You will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.

RESPONSE:    Yes.

•	In this regard, adjust the registration fee if necessary.

RESPONSE:    We will.

14.
Here or in an appropriate place in your prospectus, include tabular disclosure showing the number of shares issuable under the equity line of credit agreement if your stock price drops by 25%, 50% and 75%.  In doing so, please indicate the amount of the equity line you would draw upon by issuing the number of shares you are currently registering at the respective price ranges.

RESPONSE:    The following table will be added to the prospectus:

Analysis of Number of Shares Issuable Under the Equity Line of Credit Agreement Based on Stock Price Variance

52 week average price $0.11 (19 Dec 2011-18 Dec 2012)
Projection: Share price change v/s capital drawn from equity line of credit
Stock price drop	Share Price	Discounted Price to Kodiak	Shares Required	Capital drawn from equity line of credit
-25%	0.083	0.066	30,303,030	$2,000,000.00
-50%	0.055	0.044	45,454,545	$2,000,000.00
-75%	0.028	0.022	50,000,000	$1,100,000.00

Risk Factors, page 9

3.  We have only one customer… , page 9

15.	Your indication that you have only one customer is unclear considering you have no revenues. Please revise to clarify.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 6

RESPONSE:    Revenue from this one customer was received in October 2012 and it will be reflected in the year end audited financial statements.

4.  We need additional capital…, page 9

16.
As you indicate elsewhere, you will not be receiving any proceeds from this offering so your disclosure here that “[i]f you can’t raise (additional proceeds) through this offering…” seems inaccurate.  Please revise to quantify the amount of additional funds you will need and how the equity line has satisfied any of such need for capital.

RESPONSE:    While we will not receive any proceeds from the sale of common stock offered by Kodiak, we will receive proceeds from the sale of our common stock to Kodiak pursuant to the Investment Agreement.

Analysis of our business acquisition and operations cost indicate a reasonable requirement of USD $2,000,000.00 or less.  Based on market response to our products, services, and technologies, it is management’s opinion that we will not require additional funding. The equity line of credit for $2,000,000 would satisfy the need for capital established by the business analysis in our management’s opinion.

11.  There may not be sufficient trading volume… , page 11

17.
We note that Section 2. J. of the Investment Agreement contains a limitation on the percentage of shares Kodiak Capital Group LLC may own.  Please clarify this risk factor to address how this provision may limit your ability to obtain proceeds under the Investment Agreement.  In doing, so, please take into account the commitment shares that have already been issued to Kodiak or tell us why you believe that is inappropriate.

RESPONSE:    In order to put the shares to Kodiak, there has to be sufficient trading volume to allow Kodiak to resell the shares put to it into the open market.  Insufficient trading volume will prevent Kodiak from selling its shares into the market and prevent us from putting more shares to Kodiak since it is a condition to our contract with Kodiak that Kodiak can never own more than 4.99% of our total outstanding shares of common stock at any one time.

Selling Security Holders, page 14

18.
We note your disclosure “all of the selling stockholders are deemed underwriters either because…” This disclosure is not sufficient for purposes of identifying Kodiak Capital Group LLC as an underwriter.  Identifying Kodiak Capital Group LLC as an underwriter is one of the conditions to allowing the resale registration of the underlying common stock subject to an equity line of credit because of the indirect primary nature of the offering.  Please revise your disclosure to identify Kodiak Capital Group LLC as an underwriter.

RESPONSE:    The following sentence will be added to the prospectus:

Kodiak is deemed an underwriter and therefore this offering is also considered an indirect primary offering....  Kodiak will not assign its obligations under the equity line of credit.

19.
We note your disclosure that Kodiak Capital Group LLC or “its pledgees, donees, transferees or other successors in interest may also sell the shares...” Please confirm to us that Kodiak will not assign its obligations under the equity line and revise your disclosure accordingly or advise.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 7

RESPONSE:    Under IIA/RRA, Kodiak Capital Group LLC is not permitted to assign its obligations under the equity line.  Appropriate disclosure has been made in the amended S-1.

Plan of Distribution, page 16

20.
In the last paragraph of this section, your reference to the availability of Rule 144 to Kodiak Capital Group LLC, in light of your acknowledgement elsewhere of Kodiak’s underwriter status, is unclear to us.  Please revise to remove any indication that the investor may sell the securities pursuant to Rule 144.

RESPONSE:    Since Kodiak is deemed an underwriter, Rule 144 of the Securities Act of 1933, as amended, is unavailable for the resale of the shares by Kodiak.

Securities authorized for issuance under equity compensation plans, page 17

21.
Your chart appears to reflect information only in the third row, titled “Total.” Please revise to include information, as applicable, in the first or second rows to disclose how many of the shares available for exercise under your equity plans have been approved or not approved by security holders and at what exercise price.  Please refer to Item 201(d) of Regulation S-K.

RESPONSE:    The chart is correct.  There are no securities to be issued upon the exercise of outstanding options, warrants and rights.  There are no outstanding options, warrants or rights.  Further, since there are no outstanding options, warrants and rights, there is no weighted average.

Management’s Discussion and Analysis, page 18

22.
We note your disclosure in the second paragraph that the accountants’ reports on your financial statements contained an explanatory paragraph regarding your ability to continue as a going concern.  Please include a discussion of your financial difficulties and viable plans to overcome the difficulties.  Please also include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the next twelve months.  Please refer to Item 303(a) of Regulation S-K and Section 607.02 of the Codification of Financial Reporting Policies.

RESPONSE:    The following section will be added to the Management’s Discussion and Analysis:

For the last 3 fiscal years, starting January 2010, Kallo management and board of directors have raised funds through a personal and professional network of angel investors.  This has enabled product and business development, continued operations, and generation of customer interest.  In order to continue operations, management has contemplated several options to raise capital and sustain operations in the next 12 months.  One of these options is an equity line of credit from Kodiak Capital Group LLC.  Management’s opinion is that this line of credit from Kodiak Capital Group LLC will enable continued operations for the next 12 months.

23.
Please include a discussion of the funds necessary to maintain current operations, complete projects underway and achieve the milestones of your sales and marketing strategy for existing developed products and to develop the products discussed under your development and commercialization strategy for new products disclosed on page 19. Please also include a discussion of your ability to raise the funds necessary to achieve your sales, marketing and development plans and the types of financing that are, or that are reasonably likely to be, available and the impact on your plan of operations, cash position and liquidity.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 8

RESPONSE:    The following section will be added to the Management’s Discussion and Analysis:

Analysis of our business acquisition and operations cost indicate a reasonable requirement of USD $2,000,000.00 or less.  Based on market response to our products, services, and technologies, it is management’s opinion that we will not require additional funding. Management discussed and decided on the 6 month termination provision, anticipating that the Company would draw the $2,000,000.00 line of credit in one or more installments within 5 months.

Plan of Operation at June 30, 2012, page 18

24.
Please update your plan of operation to a date closer to the present date.  In this regard, we note your milestone for sales and marketing as well as your development and commercialization strategy for new products.  Please indicate the costs associated with undertaking these various business activities in the future, noting the ones that will receive priority over others in the event funding is less than you expect.  Please include in this discussion the anticipated timing for the expenditures.

RESPONSE:    The following section will be added to the Management’s Discussion and Analysis:

Costs Associated with the Plan of Operations

Currently under the Plan of Operations, we have expenses towards 6 full time resources, including engineers, applications specialist, and project and operations managers.  We have completed the product development phase for Electronic Medical Records system, Mobile Clinics, and Clinical Command Centers.  Our efforts are focused in commercializing these technologies and generating revenue. The current capital requirement caters only to the resources, infrastructure, and business development expenses for these technologies. Management analysis of our business acquisition and operations cost indicate a reasonable requirement of USD $2,000,000.00 or less for the next 12-18 months of operations.  Kallo management anticipates that this infusion of capital will generate revenue from sales of the above-mentioned technologies.  This will in turn sustain the company and enable further development of other Kallo owned copyrighted technologies.

A.  M.C. Telehealth – Mobile Clinic Telehealth System - Developed and launched in November 2011.
B.  EMR Integration Engine – Electronic Medical Record Integration Engine - Under development.
C.  C&ID-IMS – Communicable and Infectious Disease Information Management System - Under Development
D.  CCG Technology – Clinical-Care Globalization technology - Under Development

Our Sales and Marketing Strategy for existing developed products, page 19

25.
Please describe the EMR milestone for Specialists, by securing an accepted and signed installation order, disclosed in first paragraph in more detail and the amount of revenue and gross profit expected upon installation of the software.  Please also describe the significant terms of the order.

RESPONSE:    The following section will be added to the Management’s Discussion and Analysis:

As of the date of this report, we have achieved an EMR milestone for Specialists, by securing an accepted and signed installation order.  Our specialist EMR product, EMCURx, is customized to satisfy the needs of specialists, regardless of their specialty. As of December 15, the software was installed and payment was received in full. Revenue from this installation is $35,000.00 with an anticipated gross profit of $20,000.00. Clinical user and administrative training will be completed in January 2013 to ensure seamless transition to a paperless digital medical clinic. Work on this order has commenced and installation will be completed in the fourth quarter 2012.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 9

26.
Here or in your Business discussion, explain the difference between your software and the third party products you plan to market.  In doing so, explain how you generate revenue from each (e.g. product sales only or continuing maintenance and service fees or both).  Clarify whether “MOBILE CARE” is the same as the EMR product that you refer to elsewhere as “your software” and tell us where a discussion of this product appears in your Business discussion.

RESPONSE:    The following section will be added to the Management’s Discussion and Analysis:

KALLO EMCURx (EMR)

As of the date of this report, we have achieved an EMR milestone for Specialists, by securing an accepted and signed installation order.  Our specialist EMR product, EMCURx, is customized to satisfy the needs of specialists, regardless of their specialty. As of December 15, the software was installed and payment was received in full. Revenue from this installation is $35,000.00 with an anticipated gross profit of $20,000.00. Clinical user and administrative training will be completed in January 2013 to ensure seamless transition to a paperless digital medical clinic. Work on this order has commenced and installation will be completed in the fourth quarter 2012.

Within Canada, we will focus on having a direct sales force to market and sell EMR to walk-in clinics/doctor’s offices, Independent Diagnostic Centers /Independent Health Facilities and hospitals. The revenue generation from EMR consists of product sales, implementation, integration, training, on-going maintenance, and professional services.

KALLO MOBILE CARE

We have successfully launched one of our copyrighted technologies “MOBILE CARE” - Mobile Clinics in November 2011, and have since then received several enquiries for this product from countries in Africa, Vietnam, North West Territories and Northern Ontario in Canada, USA, and the Middle East. Based on the levels of interest from the local Ministries of Health, we have selected companies with business and technical strengths as our local representatives for sales and support in the region. Mobile Care is a state of the art clinical setup in a vehicle equipped with the latest technology in healthcare. More than just a facility, Mobile Care can instantly connect the onboard physician with specialists for on-demand consultation via satellite through its Telehealth system. This is truly a holistic approach to delivering healthcare to the remotely located. For many rural communities, the nearest hospital, doctor or nurse may be hundreds of kilometers away. In many cases, this gap can be bridged using Telehealth technology that allows patients, nurses and doctors to talk as if they were in the same room.

We expect to see sales revenues from Kallo’s Mobile Care business unit in the next twelve (12) months. Kallo’s Mobile Clinic is equipped with necessary medical equipment as per regional healthcare requirements. We also install our copyrighted software and third party software as required. Revenue is generated by charging for medical equipment, software licenses, installation implementation and training. This generates an ongoing revenue stream for service, maintenance, spare-parts, and consumables.

Our Development and Commercialization Strategy for new products, page 19

27.
Elaborate upon the “three additional products” that you plan to develop and market.  You refer to two additional products in this section – the C&ID-IMS and CCG - but don’t reference a third.  Based upon your disclosure on page 27, it appears that you should be referring to EMR Integration Engine.  Please revise.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 10

RESPONSE:    The following section will be added to the Management’s Discussion and Analysis:

A.  M.C. Telehealth – Mobile Clinic Telehealth System - Developed and launched in November 2011.
B.  EMR Integration Engine – Electronic Medical Record Integration Engine - Under development.
C.  C&ID-IMS – Communicable and Infectious Disease Information Management System - Under Development
D.  CCG Technology – Clinical-Care Globalization technology - Under Development

Business, page 27

Kallo’s Copyrighted Technologies, page 27

28.
Please expand your disclosure to explain why these are “copyrighted” technologies.  It appears that you are implying that these products are protected under copyright laws.  If so, please revise your disclosure here or on page 28 under “Intellectual Property and Research and Development” to discuss this protection.

RESPONSE:    The following section will be added:

The following technologies are protected under Canadian and International copyrights are authored by John Cecil and owned by Kallo Inc. as referenced in the acquisition agreement between Kallo Inc. (formally known as Diamond Medical Technologies Inc.) and Rophe Medical Technologies Inc. This intellectual property was evaluated by Chartered Business Valuators of Canada at a pre-commercial value of approximately $8,000,000.00 in January 2010.

Our products in development, page 27

29.
We note the use of jargon in describing your products in development.  For example, it is not clear what exactly your “EMR Integration Engine” does.  Please revise your description to avoid the use of jargon and explain in clear terms what the product does.

RESPONSE:    The following section has been added:

EMR Integration Engine is software, which connects all the other applications in or outside a hospital/clinic with the EMR system. This enables the doctor/nurse to seamlessly access information in other healthcare applications without moving from one computer to the next.

Intellectual Property and Research and Development, page 28

30.	Discuss the importance and duration of all material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

RESPONSE:    The following section has been added:

Number	Date of Filing	Place of Filing	Duration
1072203	November 3, 2009	Canada	Life of the Author, the remainder of the calendar year in which the author dies, and a period of 50 years following the end of that calendar year
1072204	November 3, 2009	Canada	Life of the Author, the remainder of the calendar year in which the author dies, and a period of 50 years following the end of that calendar year
1072205	November 3, 2009	Canada	Life of the Author, the remainder of the calendar year in which the author dies, and a period of 50 years following the end of that calendar year
1072543	November 17, 2009	Canada	Life of the Author, the remainder of the calendar year in which the author dies, and a period of 50 years following the end of that calendar year

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 11

USA – EMR Market, page 29

31.
We note that you cite as support certain reports, articles or studies that support the qualitative and comparative statements contained in your prospectus.  Please provide us with these documents that support your statements.  Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.  To the extent you are unable to provide support, please delete the qualitative and comparative statement.  Please revise throughout your prospectus as necessary.

RESPONSE:    References to all statistics have been deleted.

Executive Compensation, page 36

32.        Please revise to comply with Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

RESPONSE:    The chart is accurate throughout.

33.	We note your disclosure after your Summary Compensation Table that you have accrued certain salaries and bonuses. Please disclose when and under what circumstances this compensation will be paid.

RESPONSE:    Accrued salaries and bonuses will be paid upon sufficient revenues having been generated by the Company.

Principal Stockholders, page 38

34.        Please include Kodiak Capital Group LLC in your chart.

RESPONSE:    The information requested has been provided.

Certain Transactions, page 41

35.
Please ensure that this discussion is consistent with the disclosure you provide on page 22 with respect to issuances of shares and page 77 where you discuss recent sales of securities.  For example, we note that you refer to the sale of 58,500,000 shares of common stock to officers and directors in 2011 on page 22 but here you make reference to the sale of 48,500,000 shares of common stock to the same persons during the same period.  Please revise or advise.

RESPONSE:    The disclosures on page 41 have been amended to be in line with the disclosures provided on page 22 and page 77.

36.	Please tell us why the amount of forgiven debts and compensation owed to directors and officers disclosed in the sixth paragraph differs from the amount disclosed in Note 5 on page F-26.

RESPONSE:    The amount of forgiven debts and compensation owed to directors and officers disclosed in the sixth paragraph has been amended to $640,273 to match the amount disclosed in Note 5 on page F-26.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 12

Interim Financial Statements

37.
Please update your financial statements to include financial statements for the interim period ended September 30, 2012.  Please refer to Rule 8-08 of Regulation S-X.  In addition, please revise your disclosures in selected financial data on page 8, management’s discussion and analysis or plan of operations on page 18 and elsewhere throughout the prospectus to reflect the historical financial information as of and for the nine month period ended September 30, 2012.

RESPONSE:    We will update the registration statement on Form S-1 to include financial statements for the interim period ended September 30, 2012 in place of financial statements for the interim period ended Jun 30, 2012. We will also revise disclosures in selected financial data throughout the prospectus to reflect the historical financial information as of and for the nine months period ended September 30, 2012.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page F-10

38.
We note that the report of your independent registered public accounting firm does not make reference to or include an audit opinion on your financial statements for the period from inception to December 31, 2011.  Please have your current auditor revise its report to report on your financial statements for the period from inception to December 31, 2011.  In addition, if your current auditor refers to the reports of predecessor auditors that audited portions of the amounts from inception, the predecessor auditors’ reports, which include an opinion on the amounts from inception and consents, are required to be included in the filing.  If it is impracticable to obtain an audit of the amounts from inception, you may request a waiver from CF-OCA of the audit requirement, and in the event you receive that waiver, the amounts from inception should be labeled as unaudited.

RESPONSE:    The company did not file the proper auditors’ report in its Form S-1 due to clerical mistake. The auditors’ report issued by our auditor did make reference to audit opinion on our financial statements for the period from inception to December 31, 2011. The report also refers to the reports of predecessor auditors. The company will re-file the auditors’ report.

39.
We assume that the type of report issued by the predecessor auditor (i.e. “without reservation”) referred to in the third paragraph means that the predecessor auditor’s report expressed an unqualified opinion.  If so, please have your auditor to revise its report to state that the predecessor auditor’s report expressed an unqualified opinion, or if the predecessor auditor’s report was other than a standard report, please have your auditor revise its report to describe the nature of and reasons for the explanatory paragraph added to the predecessor’s report.  Please refer to Auditing Standards AU Section 508.  Similar revisions should be made to the audit report on page F-11.

RESPONSE:    Due to the same reason as noted in response to question #38, the company has refiled the proper auditors’ report in this amendment.  .

Condensed Consolidated Statements of Cash Flows, page F-15

40.
We note your disclosure in Note 11 regarding the conversion of loans payable into common stock.  In addition, we note your disclosure of non-cash transactions related to loan payable conversions disclosed in the supplemental schedule of non-cash investing and financing activities for the period from inception to June 30, 2012 in the condensed consolidated statements of cash flows on page 4 of your interim financial statements. Please disclose these transactions and any other non-cash investing and financing activities not presently disclosed in the supplemental schedule of non-cash investing and financing activities.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 13

RESPONSE:    The supplemental schedule of non-cash investing and financing activities in the consolidated statements of cash flows and for the interim period ended September 30, 2012 will be amended to include additional disclosures of the conversion of loans payable. Such disclosures will be made in the interim financial statements for the period ended September 30, 2012 with the appropriate corrections to the comparative 2011 numbers.

41.	Please tell us why the cash proceeds from issuance of common stock do not agree to the cash transactions for each year disclosed in Note 3.

RESPONSE:

For the year ended December 31, 2011:
January 14, 2011 – 4,000,000 common shares issued for $400
September 22, 2011 – 54,500,000 common shares issued for $5,450
Year 2011 – 13,604,132 common shares issued for $718,694
Total from share issuance per above - $724,544
Less:  The 13,604,132 common shares issued for $718,694 included the conversion of loans payable of $25,000 and $17,000 into common stock of the Company during the year ended December 31, 2011 (See Note 11). This $42,000 was non-cash in nature.
Less:  The additional paid in capital movement during the year ended December 31, 2011 included a non-cash extinguishment loss of $37,404 as a result of the conversion of loans payable at a revised rate of $0.05 per share (See Note 11 to the December 31, 2011 consolidated financial statements).
Add:  Proceeds on sale of shares by a creditor and credited to Kallo of the amount of $9,434
Total cash from share issuance per statement of cash flows - $654,574

For the year ended December 31, 2010
Year 2010 – 1,133,664 common shares issued for $170,050
October 25, 2010 – 1,580,000 common shares issued for $395,000
Year 2010 – 13,500,000 commons shares issued for $1,350 (disclosed in Note 5 and not in Note 3)
Total cash from share issuance per above - $566,400
Total cash from share issuance per statement of cash flows - $566,400

Notes to Consolidated Financial Statements, page F-16

42.	We note your disclosure on page 17 regarding your equity compensation plans. Please provide the disclosures required by ASC 718-10-50 to the extent applicable to your facts and circumstances.

RESPONSE:    Disclosures required by ASC 718-10-50, where applicable, have been disclosed in Note 3 to the financial statements for the interim period ended September 30, 2012.

Note 2 – Accounting Policies and Operations, page F-17

Loss Per Share, page F-17

43.
Please disclose securities, including outstanding stock options and warrants and convertible securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive.  Please refer to ASC 260-10-50-1c.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 14

RESPONSE:    The only additional securities that could potentially dilute basic earnings per share as at December 31, 2011 and are not included in the computation of loss per share are the 1,580,000 warrants. Each warrant is exercisable for a period of one year from the effective date of a registration statement filed with the SEC. Such registration statement has not been filed yet.

Contingencies, page F-21

44.
We note your disclosure that there were no accruals for contingencies through December 31, 2011 and 2010.  However, we note your disclosure in Note 10 that you recorded a loss accrual for the Watt claim. Please revise or advise.

RESPONSE:    We will revise the accounting policies note for contingencies to remove the sentence “There were no accruals recorded for such contingencies through December 31, 2011 and 2010.” This would be done on the December 31, 2011 year end financial statements.

Note 5 – Related Party Transactions, page F-26

45.
Please tell us your basis in GAAP for recognizing the forgiveness of compensation and other miscellaneous amounts owed to directors and officers as a reduction of stock based compensation as opposed to a contribution to capital.  Please refer to ASC 470-50-40-2.

RESPONSE:    In accordance with ASC 470-50-40-2, the difference between the reacquisition price and the net carrying amount of the extinguished debt is recognized in income in the period of extinguishment as a gain. This was recognized as a reduction of stock based compensation because during the year ended December 31, 2011, Common stock were issued as replacement to the same directors and officers at a sale price below the quoted stock price, leading to the recognition of stock based compensation. In effect, the forgiveness of compensation and other amounts owed to directors and officers was replaced by additional shares issued below market price.

Note 7 – Obligations Under Capital Leases, page F-27

46.
We note that the total outstanding amount and current portion of obligations payable under capital leases at December 31, 2010 differ from the amounts presented in the balance sheet on page F-12.  Please advise or revise.

RESPONSE:    We will revise Note 7 to the December 31, 2011 financial statements to change the current portion of obligation of capital lease to match the amount presented in the balance sheet. This will be done on the December 31, 2012 financial statements where the comparative numbers for December 31, 2011 will be revised.

Note 8 – Rophe Acquisition, page F-27

47.        With respect to your acquisition of Rophe, please:

•	Disclose the method used to determine the fair value of the common stock initially issued to the shareholders of Rophe;

RESPONSE:    The common stock issued to the shareholders of Rophe were valued at the closing share price on December 11, 2009 less a discount of 15% due to the fact that the common stock were restricted.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 15

•
Disclose the method used to determine the fair value of the common stock issued to the shareholders of Rophe in payment of $400,000 of the cash consideration payable under the terms of the initial agreement, whether you recognized any gain or loss upon extinguishment of the liability and the basis in GAAP for your accounting treatment;

RESPONSE:    The common stock issued to the shareholders of Rophe in payment of $400,000 were valued at the closing share price on December 11, 2009 less a discount of 15% due to the fact that the common stock were restricted and they were considered issued at the closing date of the acquisition. No gain or loss was recognized upon extinguishment of the liability.

•	Tell whether you estimated the fair value of the contingent consideration payable upon the launch of the three projects at the acquisition date and provide us with a description of the three projects;

RESPONSE:    Launching will deemed to have occurred when a project has generated $500,000 in collected revenue. Since the project never collected revenue, launch of Projects 1, 2 or 3 never happened.

According to ASC 805-20, since the both of the two following conditions were not met:

If the acquisition-date fair value of an asset or a liability arising from a contingency cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date measured initially at the amount that can be reasonably estimated by applying the guidance in the 450 Contingencies chapter) if both of the following criteria are met:

•
Information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date (it is implicit in this condition that it must be probable at the acquisition date that one or more future events confirming the existence of the asset or liability will occur); and

•	The amount of the asset or liability can be reasonably estimated.

payments that are contingent upon launching of projects shall not be included in the purchase price during measurement period.

The acquirer shall not recognize an asset or liability as of the acquisition if the above criteria are not met at the acquisition date, using information that is available during the measurement period about facts and circumstances that existed as of the acquisition date.

•
Tell us when you concluded that the contingent consideration upon the launch of the three projects had no fair value due to the uncertainty of launching the projects, and whether the uncertainty arose as a result of additional facts and circumstances that existed at the acquisition date or as a result of events after the acquisition date;

RESPONSE:    The launching of Projects 1, 2 and 3 was dependent on the generation of $500,000 in collected revenue. Since Rophe has never generated any revenue prior to its acquisition by Kallo, it was concluded, as at December 31, 2009, that there were insufficient information to determine whether the contingent consideration had any fair value.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 16

•
Tell us the status of the acquired business and technology acquired on the acquisition date, including a discussion of developed software, software and development projects in process, other technology-based assets and any contractual agreements, and your basis in GAAP for allocating the consideration transferred entirely to copyrights with indefinite useful lives;

RESPONSE:    The total transaction was valued at $865,000. Other than cash of $300, there were no asset in the balance sheet of Rophe as at September 30, 2009. Management noted that Rophe was a developer of integration technologies for the medical industry. Its key product was the EMR integration engine. It is an interoperable platform that allows for the integration of “best of breed” products in the health care marketplace allowing users to extract key patient data into a common file. Each caregiver will be able to access a full picture of the patient’s medical history anywhere via the internet. The medical record can be sent to a PDA or mobile telephone for immediate use. According to the valuation report prepared by a third party specialist concluded that the expected returns from the sale and installation of Rophe’s EMR solutions cannot be separated from the underlying technology.

As a result, the specialist would allocate 100% of the FMV of the Company to the copyrighted proprietary technology.

Further, according to the discussion with the legal counsel of the Company, in accordance with the US copyright law, the period of protection is life plus seventy years. Therefore, the life of the copyright was determined to be indefinite as disclosed in the financial statement.

•	Tell us the nature of the acquired copyrights and how you determined their fair values, including the methods used and assumptions; and

RESPONSE:    See answer above.

•
Tell us: (i) the process you followed to identify intangible assets that meet either the separability criteria or the contractual-legal criterion described in the definition of identifiable in ASC 805-20-20 and (ii) your consideration of allocating the consideration to software, other technology-based assets and acquired contractual agreements.

RESPONSE:    See answer above.

Note 10 – Commitments and Contingencies, page F-29

Contingencies, page F-30

48.
Please tell us whether you accrued a liability for the claim by the past officer to recover past compensation at December 31, 2011.  If not, please tell us why you were unable to estimate the probable loss.  Please refer to ASC 450-20-25-2.

RESPONSE:    As at December 31, 2011, we have accrued a total of $155,000 being the amount of the settlement agreement of $130,000 payable in cash and 500,000 common shares valued at $25,000.

49.
We note that you recognized an accrual for the amount of the Watt claim.  If you have an exposure to loss in excess of the amount accrued please disclose an estimate of the possible loss or range of loss or state that such as estimate cannot be made.  Refer to ASC 450-20-50-3 and 4.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 17

RESPONSE:    As at December 31, 2011, we have recognized an accrual for the amount of $161,674, being the full amount of the claim from Watt International Inc. The unspecified special damage sought by Watt has not been accrued as the amount is unknown. We will add disclosure to the contingencies note in the September 30, 2012 interim financial statements that an estimate cannot be made of the unspecified special damage and hence no accrual was made.

Contingent liability, page F-31

50.
Please tell us why you obtained a valuation from a third party to estimate the liability for withholding taxes on stock-based compensation, and why you believe your estimate is subject to change.  Please also tell us how the liability was estimated by the third party, including the methods used and valuation assumptions.  In addition, please tell us the nature and extend of the third party’s involvement in estimating the liability and whether the third party is an expert within the meaning of the Securities Act.

RESPONSE:    We believe that the quoted stock price at the time of issuance of the common stock is not a true reflection of the taxable benefit of the recipients. Hence, we have engaged a third party to provide a more realistic valuation of the taxable benefits taking into account the lockup agreement, the 5 year hold period and the liquidity of the shares.

The third party used the Longstaff model. Due to the length of time to a liquidity event as well as the volatility of the underlying common stock, the Longstaff model produced discounts greater than 100%, indicating that the model cannot handle such extreme parameters. Due to the size of the blocks of securities issued, the market cannot absorb these securities without impacting the share price. Accordingly, the analyst believes that the securities, due to the limited trading volume and the 5 year lockup agreement, are relatively worthless and have valued the shares at 1% of their publicly traded counterparts for purposes of income tax reporting.

The liability for withholding taxes on stock based compensation is based on the values calculated above for income tax reporting purposes. There is a risk that such values may not be accepted by the tax authorities and hence this estimate is subject to change.

The third party is a licensed Certified Public Accountant (CPA) in the State of Florida, a Certified Valuation Analyst (CVA) and Certified Mergers and Acquisitions Practitioner (CMAP) who has 25 years of accounting and financial management experience.

Note 11 – Loans Payable, page F-31

51.	Please disclose the loans converted to common stock in the supplemental schedule of non- cash investing and financing activities in the consolidated statements of cash flows on page F-15.

RESPONSE:    The supplemental schedule of non-cash investing and financing activities for the year ended December 31, 2011 in the consolidated statements of cash flows will be amended to include additional disclosures of the conversion of loans payable.

Such disclosures will be made in the interim financial statements for the period ended September 30, 2012 and the year ended December 31, 2012 with the appropriate corrections to the comparative 2011 numbers.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 18

Signature, page 85

52.
Please revise the language in the first paragraph so that it complies with the language required by Form S-1.  Presently it reads, in part, “Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form S-1 registration statement and has duly caused this amended report to be signed on its behalf by the undersigned,…” While it should state: “Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned,…”

RESPONSE:    The information requested has been provided.

53.	We note that you have identified both John Cecil and Vince Leitao as your president. Please reconcile your disclosures.

RESPONSE:    Vince Leitao is the President of the Company. We have made the correction to remove the description of John Cecil as president.

Exhibits

54.	Please confirm that in a future amendment, you will include your Interactive Data exhibits, consistent with Item 601(b)(101) of Regulation S-K.

RESPONSE:    The information requested has been provided.

Exhibit 5.1

55.	Please revise counsel’s opinion to state that the securities “will be” validly issued etc… instead of “are,” as the securities have not been issued.

RESPONSE:    The information requested has been provided.

Exhibit 23.2 Consent of Independent Registered Accounting Firm

56.
The consent of Schwartz Levitsky Feldman LLP refers to an audit report dated April 16, 2012.  However, the report of Schwartz Levitsky Feldman LLP on page F-10 is dated March 30, 2012.  Please revise or advise.

RESPONSE:    The consent letter filed is correct. The company did not file the proper auditors’ report as provided by our auditor and will re-file the auditors’ report.

Form 10-K/A for the Year Ended December 31, 2011

57.        Please address the above comments to the extent applicable.

RESPONSE:    An amended Form 10-K/A will be filed containing such revisions.  We propose to file one amendment at the conclusion of the comment process in order to avoid filing multiple amendments.

Form 10-Q for the Quarterly Period Ended September 30, 2012

58.        Please address the above comments to the extent applicable.

Ms. Mara Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1, File No. 333-184572
Form 10-K (12/31/2011), File No. 000-53183
February 8, 2013
Page 19

RESPONSE:    An amended Form 10-Q will be filed containing such revisions.  We propose to file one amendment at the conclusion of the comment process in order to avoid filing multiple amendments.

Condensed Consolidated Statements of Cash Flows, page F-4

59.
Please tell us the transactions classified as stock based compensation and non-cash settlement expenses for each interim period presented.  Please also tell us the loans payable that were converted to equity disclosed in the supplemental schedule of non-cash investing and financing transactions for the nine months ended September 31, 2011, and how those transactions are disclosed elsewhere in the notes to financial statements.

RESPONSE:    The supplemental schedule of non-cash investing and financing activities for the year ended December 31, 2011 in the consolidated statements of cash flows will be amended to include additional disclosures of the conversion of loans payable. Such disclosures will be made in the interim financial statements for the period ended September 30, 2012 and the year ended December 31, 2012 with the appropriate corrections to the comparative 2011 numbers.

Note 3 – Stockholders’ Equity, page F-7

60.	Please revise your disclosure in the first paragraph to disclose the fair value of the restricted shares of common stock issued to creditors in satisfaction of services rendered during the period.

RESPONSE:    The fair value of the restricted shares of common stock issued to creditors in satisfaction of services rendered during the period was disclosed in the condensed consolidated statements of changes in stockholders’ deficiency. The disclosure in the first paragraph of Note 3 is now amended to include disclosure of the fair value of these common stock as well.

61.
Reference is made to your disclosure in the ninth paragraph regarding the Kodiak investment agreement.  Please disclose how you determined the fair value of the subscription option asset.  In addition, it appears that the shares of common stock issued to Kodiak represented a commitment fee for entering into the investment agreement. Please tell us how you intend to account for the deferred commitment fee.

RESPONSE:    The fair value of the subscription option asset was determined using the binomial lattice valuation model taking into account the trading market price of Kallo’s stock, the volatility of Kallo’s stock price, the expiration date of the option, risk free rate of the market and dividend yield of Kallo’s stock.

The deferred commitment fee for entering into the investment agreement will be accounted for as stock issuance costs and netted off against proceeds from new stock issued when Kodiak purchase Kallo’s common stock or expensed if the investment agreement terminates six months after the effective date.

Yours truly,

KALLO INC.

By:	JOHN CECIL
John Cecil, Chief Executive Officer

cc:        The Law Office of Conrad C. Lysiak, P.S.